UNITED STATES			OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB Number: 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response ........... 1.00
FORM 144			SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) CHARTER COMMUNICATIONS, INC. /MO/	(b) IRS IDENT. NO. 43-1857213	(c) S.E.C. FILE NO. 001-33664	WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
12405 Powersourt Drive		St. Louis	Missouri	63131	area code 314	number 965-0555
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Oaktree Opportunities Investments, L.P.	(b) RELATIONSHIP TO ISSUER 10% Stockholder, Director	(c) ADDRESS STREET 333 South Grand Avenue 28th Floor	CITY Los Angeles	STATE CA	ZIP CODE 90071

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Class A Common Stock	Jones Trading Institutional Services LLC 0197 Prospector Rd #2104B Aspen, Co 81611		166,000	$12,511,420.00	100,784,199	8/9/2012	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within
	(e)	Issuer’s telephone number, including area code			10 days prior to filing of this notice
				(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Common Stock	11/30/2009	Oaktree Opportunities Investments, L.P. purchased shares of the Issuer’s Class A common stock pursuant to the Issuer’s joint plan of reorganization	Issuer	16,428,631	11/30/2009	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Oaktree Opportunities Investments, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071	Class A Common Stock	5/22/2012	16,332	$1,059,015.1
Oaktree Opportunities Investments, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071	Class A Common Stock	5/22/2012	37,785	$2,444,134.1
Oaktree Opportunities Investments, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071	Class A Common Stock	5/22/2012	100,000	$6,453,000.00
Oaktree Opportunities Investments, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071	Class A Common Stock	5/23/2012	50,000	$3,181,906.00
Oaktree Opportunities Investments, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071	Class A Common Stock	5/23/2012	49,666	$3,154,364.15

REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

8/9/2012
Oaktree Opportunities Investments, L.P.
By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By: Emily Alexander
Title: Authorized Signatory
/s/ Emily Alexander

By: Richard Ting
Title: Authorized Signatory
/s/ Richard Ting

DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)